Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

October 4, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
PLUS Based on the Value of the Russell 2000® Index due January 3, 2019	September 29, 2017	A171
11% per annum Autocallable Reverse Convertible Securities due January 4, 2019	September 29, 2017	F450
8.00% per annum Contingent Coupon Autocallable Reverse Convertible Securities due January 4, 2019	September 29, 2017	F456
10.75% per annum Contingent Coupon Autocallable Reverse Convertible Securities due January 4, 2019	September 29, 2017	F457
7.00% per annum Autocallable Reverse Convertible Securities due January 4, 2019	September 29, 2017	F458
12.5% per annum Contingent Coupon Autocallable Reverse Convertible Securities due January 4, 2019	September 29, 2017	F459
Contingent Coupon Autocallable Yield Notes due October 17, 2018	September 29, 2017	J737
Buffered Accelerated Return Equity Securities due April 3, 2019	September 29, 2017	K878

Buffered Return Equity Securities due April 2, 2020	September 29, 2017	K879
Buffered Accelerated Return Equity Securities due April 2, 2020	September 29, 2017	K880
Buffered Accelerated Return Equity Securities due October 2, 2020	September 29, 2017	K889
Leveraged Buffered S&P 500® Index-Linked Medium-Term Notes due 2019	September 27, 2017	K893
Leveraged Buffered Basket-Linked Medium-Term Notes due 2019	September 27, 2017	K895
Absolute Return Barrier Securities due October 4, 2021	September 29, 2017	T1100
Absolute Return Digital Barrier Securities due October 4, 2022	September 29, 2017	T1101
Accelerated Barrier Notes due October 4, 2022	September 29, 2017	T1102
Digital Plus Barrier Notes due January 4, 2021	September 29, 2017	T1107
Dual Directional Trigger PLUS Based on the Value of the iShares® MSCI Emerging Markets ETF due October 2, 2020	September 29, 2017	T1108

Autocallable Buffered Return Equity Securities due March 4, 2022	September 29, 2017	T1113
Autocallable Securities due October 5, 2020	September 29, 2017	T1124
11.00% per annum Contingent Coupon Autocallable Yield Notes due April 6, 2020	September 29, 2017	U2275
8.00% per annum Contingent Coupon Autocallable Yield Notes due January 4, 2019	September 29, 2017	U2276
7% per annum Contingent Coupon Autocallable Yield Notes due January 4, 2019	September 29, 2017	U2277
6.25% per annum Contingent Coupon Callable Yield Notes due October 4, 2022	September 29, 2017	U2278
9.00% per annum Contingent Coupon Callable Yield Notes due October 5, 2020	September 29, 2017	U2279
8.55% per annum Contingent Coupon Callable Yield Notes due April 5, 2021	September 29, 2017	U2323